FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated February 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 25, 2008	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
February 25, 2008	NYSE: SLW

SILVER WHEATON REPORTS RECORD ANNUAL EARNINGS AND OPERATING CASH FLOWS

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce record annual 2007 net earnings of US$92 million (US$0.41 per share) and record operating cash flows of US$119 million (US$0.54 per share).   Fourth quarter net earnings and operating cash flows were US$25 million (US$0.11 per share) and US$34 million (US$0.15 per share), respectively.

2007 HIGHLIGHTS (12 Months)

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Record net earnings of US$91.9 million (US$0.41 per share) from the sale of 13.1 million ounces of silver, compared to US$85.2 million (US$0.40 per share) from the sale of 13.5 million ounces of silver in 2006.

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Record operating cash flows of US$119.3 million (US$0.54 per share), compared to US$104.7 million (US$0.50 per share) in 2006.

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With 2007 investments in silver purchase contracts (Peñasquito and Stratoni) totalling US$558 million, annual silver sales are expected to almost double to 25 million ounces by 2010 without any further capital expenditures. This growth was financed by way of operating cash flows and a US$500 million debt facility.

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Subsequent to year end, Goldcorp sold its entire 48% interest in Silver Wheaton, on a bought deal basis, for aggregate gross cash proceeds of Cdn$1.6 billion.

FOURTH QUARTER HIGHLIGHTS (3 Months)

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Net earnings of US$24.9 million (US$0.11 per share) from the sale of 3.5 million ounces of silver, compared to US$23.8 million (US$0.11 per share) from the sale of 3.5 million ounces of silver in 2006.

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Record operating cash flows of US$34.4 million (US$0.15 per share), compared to US$29.8 million (US$0.14 per share) in 2006.

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On December 20, 2007, the Company signed a binding letter agreement to purchase between 45% and 90% of silver produced by Augusta Resource Corporation’s Rosemont Copper Project in Arizona for the life of mine.  Subject to the finalization of the transaction structure, including tax considerations, and upon receipt of all necessary mining permits by Augusta, Silver Wheaton will pay an upfront cash payment ranging in value from US$135 million to US$165 million to acquire 45% of the payable silver, and US$240 million to US$320 million to acquire 90% of the payable silver, produced for the life of mine.  Augusta expects production at the Rosemont project to start in late 2010 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

“2007 was our best year ever, with record earnings, record cash flows, and two very accretive acquisitions,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “These acquisitions set us on a path to almost double our silver ounces sold by 2010, to 25 million ounces a year, and boosting our long term cash flow per share by 40% per annum.  2008 promises to be even better than 2007, with a strong silver price, the Goldcorp share overhang recently removed, and a robust potential deal flow.”

A conference call will be held Monday, February 25, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-800-446-4472

Dial from outside Canada or the US:

1-416-695-5259

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3250736#

Archived audio webcast:

www.silverwheaton.com

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the completion and integration of acquisitions, including the Rosemont acquisition, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. or AIF filed on SEDAR  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com